INVESTOR PRESENTATION August 2021 Filed by AG1 Holdings, Ltd. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: VPC Impact Acquisition Holdings II Commission File No.: 001-40160

Disclaimer This confidential presentation (the “presentation”) is being delivered to a limited number of parties for discussion purposes only. Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of VPC Impact Acquisition Holdings II (“VIH II”) or FinAccel Pte. Ltd. (doing business as “Kredivo”) (the “Company”) is prohibited. By accepting this presentation, each recipient agrees: (i) to maintain the confidentiality of all information that is contained in this presentation and not already in the public domain; and (ii) to use this presentation for information purposes only and not as the basis for any voting or investment decision with respect to VIH II or the Company. This presentation does not purport to contain all of the information that may be required to evaluate a possible voting or investment decision with respect to VIH II. The recipient agrees and acknowledges that this presentation is not intended to form the basis of any voting or investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by VIH II or the Company or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction between VIH II and the Company (the “Transaction”), and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. VIH II and the Company disclaim any duty to update the information contained in this presentation. VIH II and the Company have executed a letter of intent (“LOI”) with respect to the proposed Transaction. The proposed Transaction is subject to, among other things, the negotiation and execution of a definitive agreement providing for the Transaction, the approval by VIH II’s stockholders, satisfaction of the conditions stated in the LOI and other customary closing conditions. Accordingly, there can be no assurance that a definitive agreement will be entered into or that the proposed Transaction will be consummated. The placement agents and their affiliates, directors, officers, employees, agents and consultants make no representation or warranty, whether express or implied, as to the accuracy or completeness of the contents of this presentation, and take no responsibility for any loss or damage suffered as a result of any omission, inadequacy, or inaccuracy therein. The recipient acknowledges that neither it nor the placement agents intend that the placement agents act or be responsible as fiduciaries to the recipient, its management, stockholders, creditors or any other person. The receipt of this document by any recipient is not to be taken as constituting the giving of investment advice by the placement agents to that recipient, nor to constitute such person a customer or client of the placement agents. Each of the recipient and the placement agents, by accepting and providing this presentation respectively, expressly disclaims any fiduciary relationship and agrees that the recipient is responsible for making its own independent judgments with respect to any transaction and any other matters regarding this presentation. Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. The Company’s actual results may differ from expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and VIH II’s expectations with respect to future performance and anticipated financial impacts of the Transaction, the satisfaction of closing conditions to the Transaction and the timing of the completion of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the inability of VIH II to enter into a definitive agreement with respect to the Transaction or to complete the Transaction; (2) matters discovered by VIH II or the Company as they complete their respective due diligence investigations of each other; (3) the outcome of any legal proceedings that may be instituted against VIH II or the Company following announcement of the Transaction; (4) the risk that the announcement or consummation of the Transaction disrupts current plans and operations; (5) the inability to recognize the anticipated benefits of the Transaction; (6) costs related to the Transaction; (7) changes in the applicable laws or regulations, including but not limited to gaming laws and regulations; and (8) other risks and uncertainties indicated from time to time in VIH II’s filings with the SEC. VIH II and the Company caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither VIH II nor the Company undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Disclaimer (con’t) Industry and Market Data In this presentation, we rely on and refer to information and statistics regarding market participants in the sectors in which the Company competes and other industry data. We obtained this information and statistics from third-party sources, including reports by market research firms and company filings. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but VIH II and the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. No Offer or Solicitation This presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended. Financial Information; Use of Projections Unless otherwise specified, the financial information and data contained in this presentation is unaudited, is based on draft statutory accounts, does not conform to Regulation S-X, and is subject to PCAOB audit, with respect to yearly data, and subject to auditor review, with respect to quarterly data. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed with the SEC and the proxy statement/prospectus contained therein. You should review the Company's audited financial statements, which will be included in the registration statement relating to the proposed business combination. In addition, all of the Company's historical financial information included herein is preliminary and subject to change. This presentation also contains certain financial forecasts of the Company. Neither the Company’s nor VIH II’s independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of the Company’s control. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the Transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Use of Non-IFRS Financial Measures This presentation includes non-IFRS financial measures, including EBITDA (pre-provisions) and EBIDTA (post-provisions). EBITDA (pre-provisions) is defined as Revenue less Cost of External Funds, Headcount Cost, Technology Cost, Marketing Cost, General and Admin Cost, Bad Debt Expense, and Processing and Collection Cost. EBITDA (post provisions) is defined as EBITDA (pre-provisions) less Loan Loss Provisions. The Company and VIH II believe that these non-IFRS measures are useful to investors for two principal reasons: 1) these measures may assist investors in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance; and 2) these measures are used by the Company’s management and board of directors to assess its performance and may (subject to the limitations described below) enable investors to compare the performance of the Company and the combined company to its competition. The Company and VIH II believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-IFRS measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. Other companies may calculate these non-IFRS measures differently, and therefore such measures may not be directly comparable to similarly titled measures of other companies. For additional information and a reconciliation of these non-IFRS financial measures to the nearest comparable IFRS financial measures, see the section titled “Reconciliation from EBITDA to Net Loss” on page 42 of this presentation.

TODAY'S PRESENTERS



Akshay Garg
Kredivo Co-founder & CEO



Umang Rustagi
Kredivo Co-founder & Deputy CEO



Dennis Lerchl
Kredivo CFO



Gordon Watson
VIH II Co-CEO

4

OVERVIEW OF VICTORY PARK CAPITAL ("VPC")

VICTORY PARK CAPITAL

VPC Impact Acquisition Holdings II ("VIH II") was sponsored by VPC with a focus on international FinTech opportunities.

Established Alternative Investment Manager
- VPC has invested **$6.0 billion** in over **120 transactions** globally since inception[1]

Strong Track Record of Investing in FinTech
- Executed over **60 FinTech transactions** since inception

Proven SPAC Sponsor
- Track record of executing SPAC transactions with significant PIPE activity
- The VPC SPAC franchise has raised over **$1.4 billion of primary capital** since September 2020 (4 SPACs + Bakkt & Dave PIPE transaction)

Long-Term Commitment to Kredivo
- **$100 million** initial credit facility in 2020 – significant business diligence
- Upsized credit facility to **$200 million** in 2021
- Approximately **$30 million** PIPE investment from VPC and its limited partners

KREDIVO IS AN IDEAL PARTNER FOR VIH II

- ✓ Differentiated High Growth FinTech
- ✓ Underpenetrated Market
- ✓ Meaningful Barriers to Entry
- ✓ Strong Unit Economics
- ✓ Growing Addressable Market
- ✓ Best In Class Management Team
- ✓ Strong Risk Management
- ✓ Financial Inclusion / ESG

Kredivo Buy now, Pay later

Note: 1. Represents transactions across all VPC strategies, including, but not limited to FinTech investing.

5

TRANSACTION SUMMARY Transaction Structure Business combination transaction between VIH and Kredivo in which the sellers will receive ordinary shares of the continuing public company $120M concurrent PIPE $55M convertible note funded near-term by existing shareholders1 24 month lockup of founder shares, subject to price-based early release after 12 months at $12.00 VWAP threshold Existing shareholders will maintain an 83% ownership of the pro-forma company including convert investment Valuation Pro-forma implied enterprise value of $2.02B, which equates to 6.3x 2022E revenues of $320M Pro Forma Combined Cash $466M of cash on the combined company’s balance sheet2 Receive full $55M of convertible note – funds following announcement Use of Proceeds Regional BNPL expansion 100% rollover by existing Kredivo shareholders (including Founders who retain a meaningful stake) Business plan fully funded post transaction General corporate and other purposes, including investments and acquisitions Implied Sources & Uses ($M) Capitalization ($M) Pro-Forma Ownership6 Existing Kredivo Shareholders Convertible Investors (Insiders) PIPE Investors SPAC Investors Sponsor5 Note: Excludes impact of 6M warrants held by public, 5M warrants held by the sponsor and 2M sponsor earn-out shares. 1. Kredivo has entered into a nonbinding term sheet with certain of its current equity holders which provides for a $55M twelve-month zero coupon mandatory convertible note to be signed and funded to Kredivo following announcement, which automatically converts to ADSs representing ordinary shares upon the closing, at a 15% discount to the PIPE. 2. Before giving effect to investments contemplated by the company between signing and closing. 3. Consists of 200.0M shares to existing Kredivo shareholders, 25.6M existing SPAC public common shares (assuming no redemptions), 12.0M PIPE shares, 6.5M convertible shares and 4.5M sponsor shares. 4. Includes existing cash of $63M and $403M of cash to balance sheet. 5. 30% of Sponsor shares are subject to forfeiture based on share price performance. Percentage assumes full forfeiture. 6. Assumes (a) no redemptions of VIH II’s public shares and (b) conversion of convertible investors at $8.50 per share. 83% Total Existing Shareholders

KREDIVO IS THE #1 BUY NOW PAY LATER (BNPL) PLATFORM IN INDONESIA TODAY AND OPERATES IN A LARGE AND RAPIDLY GROWING E-COMMERCE MARKET

Kredivo[3] Buy now, Pay later

Massive Market Opportunity

$25bn[1] Largest BNPL Markets in Southeast Asia

59%[2] Rapid Market Growth Driven by Rising E-Commerce Adoption

High Growth *and* Profitable Business

#1 Leader in Indonesia's BNPL Market[4]

#1 Leader in 3rd Party BNPL[5] Market in Indonesia (Dominant Business Model Globally)

Deep Regulatory Moat with Most Stable License (Multi Finance Company) in Core Indonesia Market + Expansion Markets

Clear Expansion Roadmap

Expansion into the Philippines, Thailand and Vietnam in 2021, Doubling Total Addressable Market

Source: Google, Temasek and Bain, e-Conomy SEA 2020; Worldpay; Company filings; John Hopkins Univ; Oxford University (COVID-19 Govt Response Tracker); UNWTO; Worldbank; Industry participant interviews. Note: 1. 2025E market size including e-commerce and OTA BNPL markets across Indonesia, Vietnam, Thailand and Philippines. 2. Refers to projected compounded annual growth rate of combined Indonesia, Vietnam, Thailand and Philippines BNPL markets between 2019 and 2025. 3. Kredivo provides BNPL solutions in Indonesia today. 4. Based on market share from estimated e-commerce net merchandise value. 5. 3rd Party BNPL providers are typically open-loop payment systems. Criteria includes pure play BNPL providers and e-wallets, and excludes captive e-comm BNPL.

Kredivo Buy now, Pay later

7

KREDIVO OPERATES WITHIN AN ENORMOUS AND GROWING TAM WITH THE POTENTIAL FOR $145B NMV BY 2025

	Large, Growing Economies +	Limited Access to Credit +	Booming E-Comm Market =	Enormous BNPL Opportunity
Indonesia	**$1.1T** 2019 GDP **$1.5T** 2025 GDP[1]	**~3%** Credit Card Penetration[2]	**$21B** 2019 NMV[3] **$68B** 2025 NMV	**$0.9B** 2019 Market Size **$11.1B** 2025 Market Size
Expansion Markets Vietnam Philippines Thailand	**$1.2T** Combined 2019 GDP **$1.8T** Combined 2025 GDP[1]	**~4%** Credit Card Penetration[2]	**$22B** 2019 NMV **$77B** 2025 NMV	**$0.6B** 2019 Market Size **$13.7B** 2025 Market Size

Kredivo
Buy now, Pay later

Source: Google, Temasek and Bain, e-Conomy SEA 2020; Worldpay; Company filings; John Hopkins Univ; Oxford University (COVID-19 Govt Response Tracker); Euromonitor; UNWTO; Worldbank; Industry participant interviews. International BNPL and PL market sizing for 2025E is based on Indonesia's BNPL penetration and PL cross sell estimates. Note: 1. GDP projections according to Statista. 2. Represents total cardholders as a percentage of total population as of 2019. Indonesia metric assumes every cardholder holds 2 of the total cards in circulation. Expansion Markets metric represents average of Vietnam, Philippines and Thailand metrics. 3. NMV = Net Merchandise Value. NMV in these markets equates to ~65%/70% of e-commerce GMV (Gross Merchandise Value) for 2019/25.

8

KREDIVO’S BNPL Value Proposition MERCHANTS CUSTOMERS 40-45% BNPL Market Share2 1 Rapid & Seamless Checkout 2 Super Fast Registration 3 Lowest Interest Rates1 4 Safe and Comfortable (PIN & OTP) 1 Seamless Integration 2 Increased Customer Purchasing Power 3 Increased Sales Conversion Rates 4 Flexible Credit Options for Customers In <5 years since launch, Kredivo drives 2-3% of GMV in Indonesia of top e-commerce merchants and represents the largest credit payment channel after credit cards Kredivo has at least 50% BNPL wallet share across most of the major Indonesian e-commerce merchants Source: Merchant interviews with ecommerce platforms [n=5]. Note: 1. Among digital credit providers in Indonesia. 2. E-commerce BNPL market share in Indonesia.

SCALED PLATFORM WITH STRONG GROWTH PROFILE AND ATTRACTIVE UNIT ECONOMICS

3mm User base	**~5x** Increase in cumulative user base (Dec'18 – Dec'20)[1]	**$180mm** Annualized run-rate revenue (May'21)	**$320mm** Estimated Revenue (2022)
~11x LTV / CAC Multiple	**~3.5 months** CAC Payback Period	**>100%** 2 year forward revenue CAGR[2]	**Profitable** Achieved in Q1 2021

Kredivo
Buy now, Pay later

Note: 1. Growth over 24 months (not annualized). 2. Compounded Annual Growth Rate, FY2020 to FY2022.

10

4 5 Founding Year (Year 0) Years to Achieve $100m ARR Apr-2016 ~4.5 years 2005 ~6-7 years 2014 ~3-4 years 2013 ~6 years WELL-POSITIONED FOR SIGNIFICANT GROWTH PAST THE $100M ARR MARK Source: Company filings and disclosures. Note: Year 0 = Founding year. Annualized revenues for Klarna, Afterpay and Zip based on actual year or 2H annualized figures from publicly available information. Klarna’s financials available from FY2011 (year 6 since founding) onwards. $100M ARR Year (since founding) 1 2 3 6 7 8 9 10 11 12 13 14 0 15 Exceptional Scale up to $100M ARR in Dec 2020 December 2020: Kredivo hit $100M ARR

WHY WE WIN

Deep Data Insights Drive Credit Flywheel

~85%

On-time monthly repayments[1]

Open-Loop Model Drives Network Effect

300+

Merchants on the platform

Strong Regulatory Footing

5

Licenses in four different markets[2]

Amazing Consumer Experience

4.7/5.0

Highest app rating of 3rd party BNPL peers[3]


Hi Randy Raharja
Good Morning
100.000 Points
My Voucher
12 MONTHS
Rp30.000.000
6 MONTHS
Rp19.000.000
Streaming
Personal Loan
Game Voucher
Phone Postpaid
Top Up
PLN
PDAM
More
How about shopping online today?
See all
Tokopedia
Lazada
Bukalapak
Blibli
JD

Note: 1. Represents repayments received on-time as a percentage of total receivables due at that time for FY2020. 2. Includes Indonesia P2P license which is currently at registration stage. Includes Vietnam license obtained through a joint venture. 3. Average of Google Play and App Store ratings as of May 6, 2021. Peer data includes Akulaku, Home Credit and Atome.

Kredivo Buy now, Pay later

12

WHITESPACE OPPORTUNITY

RETAIL CREDIT IN INDONESIA IS BROKEN

Poor Access to Credit Cards with Limited Growth

- While other markets with similar GDP growth have seen growth in credit card penetration, Indonesia penetration remains relatively stagnant

Number of Credit Cards per Thousand Individuals



'15-'19 Nominal GDP CAGR
8%
6%
10%
5%
9%
10%
10%
No. of Credit Cards per Eligible Individuals
0.15
0.69
0.90
1.23
0.31
0.33
0.24
Average among countries with similar GDP/capita ~0.29
600
400
200
0
(0.3)% p.a.
+2.7% p.a.
+15% p.a.
+5.6% p.a.
+4.2% p.a.
+22% p.a.
+22% p.a.
'15
'19
Indonesia
Malaysia
China
Thailand
Philippines
Vietnam
India

Weak Credit Infrastructure

- Low credit bureau coverage contributes to low approval rates, one of the main drivers for low credit card penetration in Indonesia

Private Credit Bureau Coverage[1]

(% of Adult (15+), 2019)



100%
80
60
40
20
0
40%
89%
63%
57%
21%
Average: 54%
2
Indonesia
Malaysia
India
Thailand
Vietnam

Structural bottlenecks related to poor credit bureau coverage and banks' risk aversion to unsecured lending leads to low credit card penetration

Kredivo Buy now, Pay later

Source: Global data; World Bank; OJK; Bank Negara of Malaysia; Bank of Thailand; Bangko Sentral ng Pilipinas; State Bank of Vietnam; Reserve Bank of India; Euromonitor

1. Private credit bureau data is typically more reliable for loan products. 2. Public credit bureau coverage in Vietnam is 59.4%.

14

INDONESIA E-COMMERCE GROWTH AND >3X INCREASE IN BNPL PENETRATION PROPELLING GROWTH TOWARDS A ~$22B SERVICEABLE OPPORTUNITY BY 2025E

Indonesia E-Commerce[1] is a Massive Market and Growing (NMV[2], $B)



~$68
22% CAGR
~$21
2019
2025

Indonesia BNPL and Personal Loan Market Size[3] (NMV $B)



+53% CAGR
'19-'25 Growth: CAGR / x
Personal Loans: 53% / ~13x
BNPL: 53% / ~13x
$22.4
$11.3
$11.1
$1.8
$0.9
$0.9
2019A
2025E
BNPL Penetration[1] (%)
~5%
~16%
~$3.5bn estimated revenue opportunity at ~16% blended yield
BNPL expected to grow >2x the rate of broader e-commerce
>3x estimated growth in BNPL penetration

Source: Google, Temasek and Bain, e-Conomy SEA 2020; Worldpay; Company filings; John Hopkins Univ; Oxford University (COVID-19 Govt Response Tracker); UNWTO; Worldbank; Industry participant interviews. 1. Includes organized e-commerce and online travel markets. 2. Assumed NMV to GMV adjustment factor of ~65%/70% for 2019/25, where NMV is GMV less all costs including fraud, cancellations, failed payments, refunds, and rewards/cashbacks. 3. Only includes addressable personal loan cross sell opportunity for BNPL providers, overall personal loan market size would be higher

Kredivo Buy now, Pay later
15

KREDIVO IS A CLEAR LEADER IN ITS CORE BUSINESS TODAY AND TARGETS A TOTAL ADDRESSABLE REVENUE POOL OF OVER $12 BILLION BY 2025E

Core Offering

Expansion Roadmap

Addressable Revenue Pool (2025E)

$3.5bn
Core BNPL and Personal Loans (Indonesia)

$3.0bn
International BNPL and Personal Loans

$2.5bn
Neo-Bank (Indonesia)

$3.0bn
Credit Cards (Indonesia)

Kredivo's 40-45% market share of the core TAM alone is capable of driving a $1BN+ revenue stream by 2025

Kredivo Buy now, Pay later

Source: Google, Temasek and Bain, e-Conomy SEA 2020; Worldpay; Company filings; Worldbank; Euromonitor; EIU; Global data; Bank of Indonesia; OJK; Merchant survey [n=200]; Consumer survey [n=1,975]; Industry participant interviews. International BNPL and PL market sizing for 2025E is based on Indonesia's BNPL penetration and PL cross sell estimates.

16

CORE BUY NOW PAY LATER & DEMONSTRATED CROSS-SELL

KREDIVO IS THE preferred STOP IN INDONESIA’S CONSUMER CREDIT REVOLUTION Credit line: Up to IDR 30m ($2,000) Usage: Online, Offline, and Personal Loan Term: 30 days or Installments (3, 6, 12 months) Pricing: 0% for 30 days, 2.6% flat rate for installments1 FEATURES USER FRIENDLY User-friendly UX: highest rated app within its peer group FAST TO APPLY Fastest application and approval in the industry: as low as 2 minutes FAST TO USE Highest settlement rate of any payment method: ~80%1 LOW COST Lowest interest rate digital credit provider in the country ACCESSIBLE Most available across the top 10 e-commerce merchants: 8 (300+ total) 1. Based on FY2020.

Application and approval (Click to play) Transaction checkout (Click to play) Seamless User Experience 1 Checkout 2 Choose Kredivo 3 Choose Tenor 4 Login 5 Completion Validated by Highest Net Promotor Score of BNPL Peers1 Note: 1. Peer NPS based on consumer survey [n=1,975] conducted in August 2020; Kredivo NPS based on November 2020 analysis. Peer data includes Akulaku, Home Credit, Shopee PayLater, OVO PayLater and GoPay.

SUPERIOR TRANSACTION ENABLER FOR ONLINE MERCHANTS

Kredivo Brings Demonstrable Value to Merchants as a BNPL Solution...

>2x — Increased affordability drives higher average basket size by >2x

2-3x — Kredivo users transact up to 3x more frequently

~50% — Of interviewed merchants say Kredivo helps increase cart conversion rate during checkout

...and has Proven to be the Superior Solution for Online Merchants



Key Selection Criteria
Performance of Kredivo vs. Primary Competitors (▲ , ▲)
Low
High
Level of importance
Commercial terms¹
Attractiveness of product offering
Approval rate
Credit limit
Product variety & interest rates
User experience
Reputation and track record (credit management, collection)
Customer penetration
Kredivo

Kredivo beats industry peers with its superior product offering and user experience

Source: Merchant interviews with ecommerce platforms [n=5]

1. Commercial terms refer to merchant fees, lead generation and customer acquisition fees for BNPL.

Kredivo Buy now, Pay later

20

Target Customer Segments Underbanked population with limited or no access to credit Consumers in need of additional credit, at times in addition to existing credit card Millennials who do not have / do not like using credit cards Millennials who do not have / do not like using credit cards Geographical Presence Product Offering BNPL Purchases: 30 days 3 / 6 / 12 months instalment Personal Loans: 30 days 3 / 6 months loans 30 days 4x biweekly instalment 6 / 12 / 36 months financing 1st instalment upfront, remaining 3 every 2 weeks 48-months loan option available for large loans; no late fees Product Details Account Fee Interest Income 30 days 3/6/12 months 30 days 3/6 months Late Fee Merchant Fee NA Credit Style No revolving credit Instant credit decision made at application Credit decision made at POS / Revolving credit only for 6+ months financing Credit decision made at POS / No revolving credit Credit decision made at POS / No revolving credit SIMILAR BUSINESS MODEL TO ESTABLISHED GLOBAL PURE-PLAY BNPL PROVIDERS û û û û û ü û û ü û ü ü ü ü ü ü û ü ü ü ü In countries such as Indonesia, Kredivo is not competing with Credit Cards. It is the Credit Card. (Near Term: ) Source: Company websites, filings and disclosures

Demonstrated Cross-sell And Future Growth Adjacencies BNPL Mar 2016 Offline Sep 2020 Neobank Oct 2021 Personal Loan Cross-Sell Jul 2018 Vietnam – Q3 2021 expected rollout (JV finalized) Thailand – Q1 2022 expected rollout (license has been acquired) Philippines – Q2 2022 expected rollout (license has been acquired) 24% stake acquired in Bank Bisnis, a fully licensed bank in Indonesia Direct merchant integration Card issuance via partnership Virtual credit cards National QR integration Full scale credit card rollout 30-day and instalment Pay Later offering Meaningful cross-sell to BNPL customers Geographic Expansion Aug 2021 Expansion opportunities to meet unmet lifecycle credit needs of customers (home loans, car loans)

Bank Bisnis, a fully licensed bank in Indonesia with a tiny legacy business Second tranche expected to be exercised in Q3 2021; option to acquire 75% by April 2022 Launch a digital bank under the Lime brand centered around millennial-friendly savings and credit products Definitive documents for 24% stake signed KREDIVO’S expansion into neobanking IS UNDERWAY Kredivo’s entry into neobanking has natural synergies with its core business and taps into the full banking revenue pool Source: Industry participant interviews. Entity Progress to Date Call Option Go-To-Market Strategy CASA and Other Deposit / Wealth Products Credit Card Personal Loan 100% of Banking Revenue Pool ~18% of Banking Revenue Pool Auto Loan Housing Loan 5x

TECHNOLOGY DRIVEN FLYWHEEL

Proprietary Credit Model Drives Powerful Data Flywheel DEEP DATA INSIGHTS More Consumers More Merchants / More Products Better Customer Experience ↑ GMV Better Risk Management Larger & Better Funding Lines ↑ GMV DEMAND SIDE SUPPLY SIDE

DEEP DATA AND ANALYTICS INFRASTRUCTURE ACROSS BOTH TRADITIONAL AND ALTERNATE DATA Data Sources for Credit Scoring Phone and Telco E-com-merce User Behavior Bank Account and Govt Data Credit bureau Self-reported Traditional Data Alternate Data Kredivo’s data ecosystem creates a strong competitive moat against the competition Deep data partnerships in the industry Large number of merchant integrations Investment in automation and scalability AI and machine learning driven credit engine

MOB-12 LOSS RATES BY COHORT (%) REPAYMENT BY DPD1 BRACKET (%) Strong Risk Management Leveraging Alternate Data and Real-time Analytics Platform Consistent Improvement in Credit Underwriting, Fraud Management and Collections Lead to Bank-like Risk Metrics On-time repayment is consistently >80% and has sharply improved from 78% in Jun-20 (peak of COVID-19) to 88% in Dec-20, exceeding pre-COVID levels Loss rates have improved from 10% to now <6% over last 3 years, comparable to a bank 90% Monthly transacting users are repeat users Note: 1. DPD = Days Past Due.

INDUSTRY LEADING UNIT ECONOMICS

2021 Average: $9 HIGHLY EFFICIENT CUSTOMER ACQUISITION AND MARKETING STRATEGY Capital-Efficient Customer Acquisition Strategy… Lowest CAC and Marketing Spend Compared to BNPL Peers 2,3 CAC (US$) Organic applications come primarily via discovery at the e-commerce checkout Paid marketing focused on digital channels via Google and others1 % Users Acquired by Channel (2020) …Resulting in Declining CAC2 Despite a 7x Increase in User Acquisition 2019 Average: $11 2020 Average: $10 4 Source: Industry participant interviews. Note: 1. Others refer to third party digital marketing platforms. 2. CAC based on approved new users and excludes subsidies for existing users. 3. Assumed 7% drop-off from approved to activated users based on historical data. 4. Represents median of peers in Indonesia. 5. Total marketing spend across existing and new users as a percentage of GMV in 1H 2020. % Total Marketing Spend / BNPL NMV (%) 4 5

increasing DOLLAR RETENTION OVER TIME Note: 1. All benchmarked to 2016 Year 1 for comparison both within and across cohorts. Newer cohorts are transacting more than older cohorts, and each cohort is transacting more over time GMV Per User by Cohort, Indexed to 2016 Year 1(1) Year 1 Year 2 Year 3 Year 4 Year 5 2016 Cohort 1.0x 3.1x 3.3x 4.5x 4.5x 2017 Cohort 1.2x 2.3x 3.7x 3.6x 2018 Cohort 1.7x 3.7x 3.6x 2019 Cohort 1.9x 3.1x 2020 Cohort 1.5x Includes impact of COVID-19

Month ~3.5 LTV / CAC Ratio Exceptional LTV / CAC CAC Payback: ~3-4 Months Superior LTV / CAC in the Southeast Asia ($) ~11x LTV / CAC Note: LTV / CAC and CAC payback are based on January 2019 customer cohort which is representative of a typical cohort. 1. Based on 2019 average CAC. Payback Period 1

FINANCIAL GROWTH

OUR BUSINESS MODEL How We Generate Revenue Currently providing seamless BNPL to merchants, but monetizing primarily through the consumer Merchant discount rates significantly lower in Indonesia region relative to rest-of-world Interest Fees Interest charged to users for personal loans and instalment products, based on outstanding loan amount Merchant Fees Fees charged to merchants on all online & offline retail transactions, based on transaction value Service Fees Administrative fees charged to users based on transaction value Late Payment Fees Penalty charged to users for late payment of dues Illustrative Unit Economics (LTM 1Q21) (% of gross disbursals) 2020

VOLUME AND USER GROWTH OVER TIME 112% CAGR 91% CAGR Transaction Volume ($M) Cumulative Users on Platform (M) Revenue ($M) 128% CAGR Rapidly Growing BNPL Platform in Southeast Asia

Historical and projected FINANCIAL SUMMARY Profit & Loss Highlights ($M) FY18A FY19A FY20A FY21E FY22E1 Revenue 12 46 74 163 320 Revenue Growth - 282% 62% 122% 96% Gross Profit 8 36 60 128 260 % Margin 63% 80% 81% 78% 81% EBITDA (Pre-Provisions)2 (7) (3) (23) 9 15 % Margin (57%) (6%) (32%) 6% 5% EBITDA (Post-Provisions) (9) (14) (19) (20) (13) % Margin (73%) (30%) (26%) (12%) (4%) FY 18-20A FY 20-22E 149% 108% +~1800bps +~0bps +~2600bps +~3600bps +~4700bps +~2200bps 3 3 Based on audited financial statements for FY 2019 and FY 2020, and unaudited financial statements for FY 2018. Historical financial data for FY 2019 and FY 2020 is also subject to an ongoing PCAOB audit based on IFRS. Note: 1. Revenue from new markets and new strategic initiatives represent less than 10% of total. 2. Pre-provision EBITDA is a non-IFRS measure for cash generation. See page 42 for reconciliation of EBITDA to Net Loss. 3. Figures represent CAGRs. ESTIMATED

Historical and projected Financial summary (cont’d) 1Q21 Performance Update ($M) 1Q20 Actual 1Q21 Actual 1Q21 Budget Revenue 20 34 29 Gross Profit 16 29 22 % Margin 77% 85% 78% EBITDA (Pre-Provisions)1 (0) 10 1 % Margin (2%) 28% 3% EBITDA (Post-Provisions) (5) 6 (2) % Margin (25%) 18% (8%) 1Q21A vs 1Q21B 1Q21A vs 1Q20A 19% 68% 30% 85% +~700bps +~800bps +~2500bps +~3000bps +~2600bps +~4300bps Kredivo is Firing on Both Engines of Growth and Profitability… Note: Quarterly financials are unaudited and based on management reporting and may be adjusted in or may be presented differently in the registration statement to be filed with the SEC and the proxy statement/prospectus contained therein. 1. Pre-provision EBITDA is a non-IFRS measure for cash generation.

Historical and projected Financial summary (cont’d) YTD May-21 Performance Update ($M) YTD May-20 Actual YTD May-21 Actual YTD May-21 Budget Revenue 32 63 52 Gross Profit 24 52 41 % Margin 76% 84% 78% EBITDA (Pre-Provisions)1 (2) 18 2 % Margin (7%) 29% 5% EBITDA (Post-Provisions) (17) 8 (6) % Margin (52%) 12% (12%) YTD 21A vs YTD 21B YTD 21A vs YTD 20A 20% 97% 29% 117% +~600bps +~800bps     +~2400bps +~3500bps     +~2400bps +~6500bps …and had Demonstrated Consistent Outperformance Based on YTD Financials Note: YTD financials are unaudited and based on management reporting and, to the extent included, may be adjusted in or may be presented differently in the registration statement to be filed with the SEC and the proxy statement/prospectus contained therein. 1. Pre-provision EBITDA is a non-IFRS measure for cash generation.

Investment highlights Fast Growing E-Comm Market Market Leader with Regulatory Moat Open-Loop Network Effects Proprietary, Data Driven Underwriting Model Industry Leading LTV / CAC Durable Growth Vectors 1 2 3 4 5 6

COMPELLING RELATIVE VALUATION WITH HIGHEST ESTIMATED GROWTH AMONGST PEERS, AND PROFITABILITY TO BOOT Source: Company filings, FactSet, Wall Street research. Note: Market data as of July 29, 2021. Peer metrics represent median value of peer set. 1. Revenue metrics net of interchange, assessment fees and other third party payments processing costs. 2. MoneyLion and Grab metrics reflect Pro Forma SPAC mergers at current SPAC share prices. 3. Represents EV / 2022E Revenue / 2022E Revenue Growth. Peer metrics represent median of peers’ individual growth adjusted metrics. Global Buy Now Pay Later Selected Peers EV / 2022E Revenue Growth Adjusted EV / 2022E Revenue3 2022E Revenue Growth 96% 53% 37% High Growth FinTech 44% Southeast Asia Peers For Reference 1 1 1 2 2

KPIs COMPARE FAVORABLY TO ESTABLISHED GLOBAL 3RD PARTY BNPL PROVIDERS

		Kredivo	affirm	afterpay	Klarna
Financial Metrics[1]	Revenue Take Rate (Blended)[2]	12.8 %[4]	10.9 %[4]	4.4 %	2.3 %
	Net Transaction Profit Margin[3]	5.1 %[4]	4.7 %[4]	2.2 %	1.6 %[7]
	CY2018-2020 Revenue CAGR	149 %	76 %[5]	90 %	36 %
	% of Revenue from Consumers / Merchants	91 % / 9 %	42 % / 58 %[4,6]	12 % / 88 %	47 % / 53 %
Operating Metrics	Total Number of Users (m)[8]	2.8[9]	6.2	NA	NA
	% Share of Repeat Customers[1]	90 % *(Average share of repeat users per month in 2020)*	64 % *(Facilitated loans taken out by repeat consumers)*	91 % *(CY2H2020 GMV from repeat consumers)*	NA
	Annual Transactions Per Active User[1]	~24.4 x	~2.3 x[9]	~8.1 x	~8.1 x

Source: Company filings and disclosures.

Note: 1. For the last twelve months ended Dec'20 unless stated otherwise. 2. Refers to total revenue as a percentage of total gross merchandise value. 3. Refers to revenue less funding cost, processing cost and net transaction loss (bad debt expense and payment recovery costs net of late payment fees) as a percentage of gross merchandise value. 4. For the last twelve months ended Mar'21. 5. Based on 2H'18 to 2H'20 due to limited historical data. 6. Revenue split excluding gain (loss) on sale of loans and related servicing income. 7. Based on revenue less interest expenses and credit losses as a percentage of gross merchandise value. 8. As of Dec'20 unless stated otherwise. 9. As of Mar'21.

Kredivo Buy now, Pay later

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APPENDIX

FY18 FY19 FY20 EBITDA (Post-Provisions) (9) (14) (19) Reconciling Items: Other Income / (Expense) 0 (0) (1) Amortization / Depreciation (0) (1) (2) Foreign Exchange Gains / (Losses) (1) 1 (1) Taxes on Income (0) (0) (0) Net Profit (Loss) for the Period (10) (13) (23) Reconciliation from ebitda to net loss ($M) Note: Based on audited financial statements for FY 2019 and FY 2020, and unaudited financial statements for FY 2018. Historical financial data for FY 2019 and FY 2020 is also subject to an ongoing PCAOB audit based on IFRS. We define EBITDA (Pre-Provisions) as EBITDA (Post-Provisions) adding back loan loss provision. EBITDA (Pre-Provisions) is a non-IFRS measure for cash generation. We define EBITDA (Post-Provisions) as net profit (loss) for the period adding back taxes on income, foreign exchange gains (losses), amortization / depreciation and other income / (expense).

MISSION-DRIVEN FOUNDERS, WELL BALANCED MANAGEMENT TEAM, AND EXPERIENCED INVESTORS Akshay Garg Cofounder & CEO Umang Rustagi Cofounder & Deputy CEO Alie Tan Cofounder & CTO Krishnadas (KD) VP, Business Development Valery Crottaz COO Nanda Setyawan CDO/ Founding Team Dennis Lerchl CFO Abhijay Sethia VP, Strategy Lily Suriani GM, Indonesia Indina Andamari VP, Marketing / Founding Team Aries Dilliarso VP, Risk Anita Wijanto VP, Compliance Backed by High Quality Equity Investors

OVERVIEW OF THE INDONESIA BNPL COMPETITIVE LANDSCAPE

	3rd Party				In-house Solutions		E-wallets & Other Tech	
Description	Dedicated platforms to provide consumer financing solutions - interest-free credit, instalment payments and personal loans. Includes both digitally native and offline players. Typically, these are **Open-loop systems** (accessible across multiple merchants)				Developed by **e-commerce platforms**. Often developed as **closed loop systems** for using within own platform		Developed by **e-wallets** as extension of payment services & embedded **within same app. Typically open-loop**; In ID, some are closed loop as they are owned by tech players who have own ecosystem	
	Kredivo	akulaku	HOME CREDIT	atome / KreditPintar[5]	Shopee PayLater	Traveloka PayLater	OVO PayLater	gopay
Overview	Digital credit platform offering financing on 3rd parties only	Credit based e-commerce platform which also offers financing on 3rd parties	Multipurpose financing company; Started offline and has since expanded digitally	P2P lending company offering cash loans	BNPL solution offered by Shopee, one of the top 2 e-commerce platform in ID	BNPL solution offered by Traveloka – OTA tech unicorn	BNPL solution offered by OVO – digital wallet provider now part of Tokopedia & Grab	BNPL solution offered by GOJEK, a superapp
Year of Launch *(PayLater function)*	2016	2016	2013	2017	2019	2018	2019	2018
Open/Closed-Loop[1]	Open	Open	Open	Open	Closed	Closed	Closed (Toko)	Open (JD, Blibli)
Application Downloads[2]	19m	n/a (40m platform)	n/a (10m platform)	19m	*n/a (155m platform)*	*n/a (44m platform)*	*n/a (38m platform)*	*n/a (104m platform)*
Monthly Active User[3]	2m	n/a (3m platform)	n/a (1m platform)	1m	*n/a (27m platform)*	*n/a (5m platform)*	*n/a (6m platform)*	*n/a (17m platform)*
Top 10 Merchant Coverage[4]	8	6	4	0	1	1	1	2
Monthly Interest Rate	2.60%	3.05%	3.31%	3.33%	2.95%	NA	NA	NA
Net Promoter Score[6]	55	37	29	NA	49	NA	42	36
App Rating[7]	4.7	4.1	4.1	3.4	NA	NA	NA	NA

Source: Company filings and disclosures, Consumer survey [n=1,975] conducted in August 2020; Industry participant interviews

Note: 1. Open-loop refers to payment solutions that allow users to pay at many different online platforms/locations while closed loop refers to payment solutions that allow users to pay only at specific platforms – the distinction made is to separate solutions such as Kredivo and Akulaku that are available in multiple e-commerce platforms vs. Shopee/Ovo/Gopay/Traveloka that are only available in one platform; 2. Application downloads cumulative from July 2017 to July 2020 based on Android only; 3. Based on data as of July 2020. Monthly active users refer to unique app users as opposed to transacting users; 4. Top 10 merchants in Indonesia refer to Lazada, Bukalapak, Shopee, Tokopedia, Blibli, JD.ID, Traveloka, Tiket.com, Zalora and Pegi Pegi; 5. KreditPintar and Atome are part of the Advance.AI group. 6. Kredivo NPS based on November 2020 analysis. Peer NPS based on consumer survey [n=1,975] conducted in August 2020. 7. Average of Google Play and App Store ratings as of May 6, 2021.

Kredivo Buy now, Pay later

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RISK FACTORS

Risk factors relating to Kredivo We operate in a highly competitive industry, and our inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and prospects. We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and makes it difficult to evaluate our prospects. The success and growth of our business depends upon our ability to continuously innovate, optimize existing product offerings and improve user experience. We have a history of operating losses and may not achieve or sustain profitability in the future. To the extent that we seek to grow through future acquisitions, or other strategic investments or alliances, including the proposed acquisition of PT Bank Bisnis Internasional Tbk, or Bank Bisnis, a licensed bank in Indonesia, we may not be able to achieve or obtain the intended benefits of such acquisitions, and such acquisitions may subject us to new regulatory requirements and significant risks. Most of the loans facilitated through our platform are not secured, guaranteed, or insured, and these loans involve collection risk. If our collection efforts on delinquent loans are ineffective or unsuccessful, the recovery rates of these loans would be adversely affected. Determining our allowance for credit losses requires many assumptions and complex analyses. If our estimates prove incorrect, we may incur net charge-offs in excess of our reserves, which would adversely affect our results of operations. The data, projections and estimates contained in this proxy statement / prospectus are subject to significant risks, assumptions, estimates, inherent uncertainties and may not be reliable or may prove to be inaccurate. As a result, our projected revenues, expenses and profitability may differ materially from our expectations and you should not place undue reliance on such information as a basis for making your investment decision. Our revenue and net income may be materially and adversely affected by any economic slowdown or developments in the social, political, regulatory and economic environment in Indonesia. If we are unable to attract additional merchants and retain and grow our relationships with our existing merchant partners, our business, results of operations, financial condition, and prospects would be materially and adversely affected. If we are unable to attract new consumers and retain and grow our relationships with our existing consumers, our business, results of operations, financial condition, and prospects would be materially and adversely affected. We rely on our largest funding partner, VPC, for a significant portion of our funding availability and any termination or variation of our current funding arrangements with VPC may materially and adversely affect our business, results of operations, financial condition, cash flows, and prospects. We have engaged in related-party transactions and likely will do so in the future, including with certain of our existing shareholders. We have previously received consumer complaints regarding some of our services. If we fail to maintain a consistently high level of consumer satisfaction and trust in our brand, our business, results of operations, financial condition, and prospects would be materially and adversely affected. We rely on a variety of funding sources such as credit lines, warehouse facilities, joint-financing and domestic channeling from domestic banks and financial institutions, to support our business. If our existing funding arrangements are not renewed or replaced or our existing funding sources are unwilling or unable to provide funding to us on terms acceptable to us, or at all, it could have a material adverse effect on our business, results of operations, financial condition, cash flows, and prospects.

Risk factors relating to Kredivo (Cont’d) Our loan and financing agreements contain operating and financial covenants or other requirements that may restrict our business activities and growth strategies, including mergers. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these or other requirements could result in a default. The loss of the services of founders, executive officers or other key employees, could materially and adversely affect our business, results of operations, financial condition, and prospects. Litigation, regulatory actions, and compliance issues could subject us to fines, penalties, judgments, remediation costs, requirements resulting in increased expenses and other requirements and restrictions which may have material adverse effect on our business and operations. Stringent and changing laws and regulations relating to privacy and data protection could result in claims, harm our results of operations, financial condition, and prospects, or otherwise harm our business. A large percentage of our revenue is concentrated with our e-commerce merchant partners, and the loss of any of these top e-commerce merchant partners or any other significant merchant relationships would materially and adversely affect our business, results of operations, financial condition, and prospects. We may not be able to sustain our revenue growth rate, or our growth rate of related key operating metrics, in the future. Our business depends on our ability to attract and retain highly skilled employees. If we fail to promote, protect, and maintain our brand in a cost-effective manner, we may lose market share and our revenue may decrease. Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business. Negative publicity about us or our industry could adversely affect our business, results of operations, financial condition, and prospects. Real or perceived software errors, failures, bugs, defects, or outages could adversely affect our business, results of operations, financial condition, and prospects. Any significant disruption in, or errors in, service on our platform or relating to vendors, including events beyond our control, could prevent us from processing transactions on our platform or posting payments and have a material and adverse effect on our business, results of operations, financial condition, and prospects. Our vendor relationships subject us to a variety of risks, and the failure of third parties to comply with legal or regulatory requirements or to provide various services that are important to our operations could have an adverse effect on our business, results of operations, financial condition, and prospects. Changes in market interest rates and changes of regulations in relation to interest rates could have an adverse effect on our business. Our business may be adversely affected by our ability to competitively market and advertise our interest rates vis-à-vis our competitors. Our business is exposed to fluctuations in currency exchange rates. A majority of our funding balance is denominated in foreign currencies, including U.S. Dollars and Japanese Yen. Any material fluctuation in these currency exchange rates would affect our funding cost. Our business, financial condition and results of operations have been and may continue to be adversely impacted by the COVID-19 pandemic. While we take significant precautions to prevent consumer identity fraud, we have been subject to incidents of such fraud in the past. It is possible that identity fraud may still occur, which may adversely affect the performance of the loans facilitated through our platform, reduce both consumer and lender confidence in our platform or otherwise adversely affect our business and results of operations. Our ability to protect our confidential, proprietary, or sensitive information, including the confidential information of consumers on our platform, may be adversely affected by cyber-attacks, employee or other internal misconduct, computer viruses, physical or electronic break-ins, or similar disruptions.

Risk factors relating to Kredivo (Cont’d) Security breaches involving sensitive and confidential information could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental investigation. Misconduct and errors by our employees, vendors, and service providers could harm our business and reputation. We may be unable to sufficiently obtain, maintain, protect, or enforce our intellectual property and other proprietary rights. We may be sued by third parties for alleged infringement, misappropriation, or other violation of their intellectual property or other proprietary rights. Some aspects of our platform include open source software, and our use of open source software could negatively affect our business, results of operations, financial condition, and prospects. We have identified certain material weaknesses in our internal control over financial reporting, including with respect to our risk assessment procedures and our staffing and delineation of duties among our personnel, and if our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to design and maintain effective internal control over financial reporting, our ability to timely and accurately report our financial condition and results of operations in compliance with reporting requirements applicable for public companies in the United States could be impaired, which may adversely affect investor confidence in us and, as a result, the value of our shares. If we discover a material weakness in our internal control over financial reporting that we are unable to remedy or otherwise fail to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to report our financial results on a timely and accurate basis and the market price of our equity securities may be adversely affected. If our risk management framework does not effectively identify and control our risks, we could suffer unexpected losses or be adversely affected, which could have a material adverse effect on our business. Credit and other information that we receive from prospective borrowers and third parties about a borrower may be inaccurate and thus may not accurately reflect the borrower's creditworthiness, which may compromise the accuracy of our credit assessment. We may have to constrain our business activities to avoid being deemed an investment company under the U.S. Investment Company Act of 1940. Contractual arrangements related to our corporate structure are subject to risks, including without limitation, failure of counterparties to perform their contractual obligations, conflicts of interests and regulatory oversight and penalties. Our revenue is impacted, to a significant extent, by the general economy in Indonesia. We are subject to risks associated with operating in the rapidly evolving Southeast Asia region, and we are therefore exposed to various risks inherent in operating in the region. Expanding our operations to the Philippines, Thailand, Vietnam and other markets outside of Indonesia would subject us to new challenges and risks. Our business is heavily concentrated in Indonesian consumer credit, and therefore our results are more susceptible to fluctuations in that market than a more diversified company. Our business is subject to the risks of earthquakes, fires, floods, and other natural catastrophic events and to interruption by man-made issues such as strikes and terrorist attacks. Our corporate structure and intercompany arrangements may be subject to scrutiny by the Indonesian tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition. Uncertainties with respect to the legal system in certain markets in Southeast Asia could adversely affect our business. We are subject to various consumer protection laws. Our business is subject to extensive regulation, examination, and oversight in a variety of areas, all of which are subject to change and uncertain interpretation. Changing laws in Indonesia, the Philippines, Thailand, Vietnam, as well as changing regulatory enforcement policies and priorities, including changes that may result from changes in the political landscape, may negatively impact our business, results of operations, financial condition, and prospects.

Risk factors relating to Kredivo (Cont’d) If our funding structure, including channeling, credit line, warehouse facility and joint financing, is successfully challenged or deemed impermissible, we could be found to be in violation of licensing, interest rate limit, lending, or brokering laws and face penalties, fines, litigation, or regulatory enforcement. If we fail to obtain our lending licenses or if our lending licenses are found to violate applicable provisions of applicable lending and other laws, it could adversely affect our business, results of operations, financial condition, and prospects. The highly regulated environment in which our funding partners and other funding partners operate could have an adverse effect on our business, results of operations, financial condition, and prospects. Our business is subject to various anti-corruption laws, anti-money laundering and anti-terrorism financing laws, and failure to comply with any such obligation could have significant adverse consequences for us. Our industry is rapidly evolving and the regulations and requirements governing our business continue to develop and grow. If we were found to be operating without having obtained necessary licenses, it could adversely affect our business, results of operations, financial condition, and prospects. Any such penalties, fines, litigation or regulatory enforcement could have a material adverse effect on our business, results of operations, financial condition, and prospects. We may in the future be subject to regulatory inquiries and general litigation regarding our business. Changes in, or failure to comply with, competition laws could adversely affect our business. Our business, in certain jurisdictions, is subject to restrictions on foreign ownership. We could face uncertain tax liabilities in various jurisdictions where we operate, and suffer adverse financial consequences as a result. VPCB’s directors and officers have potential conflicts of interest in recommending that VPCB’s stockholders vote in favor of the adoption of the merger agreement and the business combination, and approval of the other proposals to be described in the proxy statement relating to the business combination. VPCB’s sponsor, directors and officers have agreed to vote in favor of the business combination, regardless of how VPCB’s public stockholders vote. As a result, approximately 20.0% of VPCB’s voting securities outstanding, representing the VPCB voting securities held by VPCB’s sponsor, directors and officers, will be contractually obligated to vote in favor of the business combination. The ability of VPCB’s stockholders to exercise redemption rights with respect to a large number of outstanding shares of VPCB Class A common stock could increase the probability that the business combination would not occur. VPCB’s founders, directors, officers, advisors and their affiliates may elect to purchase shares of VPCB Class A common stock or VPCB warrants from public stockholders, which may influence the vote on the business combination and reduce the public “float” of VPCB’s Class A common stock. If you hold public warrants of VPCB, VPCB may, in accordance with their terms, redeem your unexpired VPCB warrants prior to their exercise at a time that is disadvantageous to you. Even if VPCB consummates the business combination, there can be no assurance that VPCB’s public warrants will be in the money during their exercise period, and they may expire worthless. The business combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.

Risk factors relating to Kredivo (Cont’d) The VPCB board has not obtained and will not obtain a third-party valuation or financial opinion in determining whether to proceed with the business combination. Current VPCB stockholders will own a smaller proportion of the post-closing company than they currently own of VPCB common stock. In addition, following the closing of the business combination, VPCB may issue additional shares or other equity securities without your approval, which would further dilute your ownership interests and may depress the market price of its shares. If the business combination’s benefits do not meet the expectations of investors or securities analysts, the market price of VPCB’s securities or, following the closing, the combined entity’s securities, may decline. Following the consummation of the business combination, the combined company will incur significant increased expenses and administrative burdens as a public company, which could negatively impact its business, financial condition and results of operations. An active trading market for our ADSs may never develop or be sustained, which may cause shares of our ADSs to trade at a discount from the initial public offering price and you may not be able to resell your shares at or above the initial public offering price. The market price of our ADSs may be volatile, which could cause the value of your investment to decline. We have broad discretion over the use of net proceeds from this offering and we may not use them effectively. Investors in this offering will experience immediate and substantial dilution. We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower profits and make it more difficult to run our business. Failure to comply with the requirements to design, implement, and maintain effective internal controls could have an adverse effect on our business and share price of our ADSs. Sales, directly or indirectly, of a substantial amount of our ADSs in the public markets by our existing security holders may cause the price of our ADSs to decline. The issuance by us of additional equity securities may dilute your ownership and adversely affect the market price of our ADSs. We may not pay dividends for the foreseeable future. In making your investment decision, you should understand that we and the placement agents have not authorized any other party to provide you with information concerning us or this offering. If securities and industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the share price and trading volume of our ADSs could decline. We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to domestic public companies in the United States. If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of ADSs or our ordinary shares could be subject to adverse United States federal income tax consequences. As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, we conduct substantially all of its operations and a majority of our directors and executive officers reside outside of the United States.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between FinAccel Pte. Ltd. (“FinAccel”), AG1 Holdings, Ltd. (“Kredivo”) and VPC Impact Acquisition Holdings II (“VIH II”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of FinAccel, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of VIH II and FinAccel, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of VIH II or FinAccel is not obtained; the risk that the business combination disrupts current plans and operations of VIH II or FinAccel as a result of the announcement and consummation of the business combination; the ability of FinAccel to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to FinAccel; the amount of redemption requests made by VIH II’s shareholders and the amount of funds available in the VIH II trust account; the overall level of demand for FinAccel’s services; general economic conditions and other factors affecting FinAccel’s business; FinAccel’s ability to implement its business strategy; FinAccel’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on FinAccel’s business, FinAccel’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to FinAccel’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; FinAccel’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, FinAccel’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on FinAccel’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Kredivo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, VIH II’s Quarterly Report on Form 10-Q and other documents filed by Kredivo or VIH II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither VIH II nor FinAccel presently know, or that VIH II or FinAccel currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect VIH II’s and FinAccel’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or VIH II’s or FinAccel’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. VIH II and FinAccel anticipate that subsequent events and developments may cause their assessments to change. However, while Kredivo, VIH II and FinAccel may elect to update these forward-looking statements at some point in the future, Kredivo, VIH II and FinAccel specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by FinAccel nor VIH II or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing VIH II’s or FinAccel’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of FinAccel and VIH II contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the FinAccel, VIH II or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between FinAccel and VIH II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of VIH II for their consideration.

Kredivo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to VIH II’s shareholders in connection with VIH II’s solicitation for proxies for the vote by VIH II’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FinAccel’s shareholders in connection with the completion of the proposed business combination. VIH II and Kredivo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, VIH II will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that VIH II will send to its shareholders in connection with the business combination. VIH II’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with VIH II’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about VIH II, Kredivo, FinAccel and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by VIH II, without charge, at the SEC’s website located at www.sec.gov or by directing a request to VIH II. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VIH II, Kredivo and FinAccel and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from VIH II’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VIH II’s shareholders in connection with the proposed transactions will be set forth in Kredivo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about VIH II’s directors and executive officers in VIH II’s final prospectus filed with the SEC on March 8, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.